September 21, 2005

Kate Tillian
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: University Bancorp, Inc.
    Form 10-K for the year ended December 31, 2004
    Forms 10-Q for the periods ended March 31, and June 30, 2005
    File No. 000-16023

Dear Ms. Tillian:

Pursuant to your request, the following is our formal response to the issues noted in your letter dated August 19, 2005.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------
   o The report of other auditors in Exhibit 23.1 was modified to express an opinion for the three years ended December 31, 2004.
   o Richard C. Woodbury, CPA is registered with the PCAOB. He is listed as a registrant under the name of "Richard C. Woodbury PC CPA."
   o The report of Richard C. Woodbury, CPA was modified to conform to the PCAOB standard.

Item 9A. Controls and Procedures
--------------------------------
   o The conclusion regarding the disclosure controls and procedures was modified to clearly indicate that they are effective. This change was made for the Form 10-K and the two Form 10-Qs noted above.
   o The definition of disclosure controls and procedures was modified to conform to the definition set forth in Rule 13a-15e. This change was made for the Form 10-K and the two Form 10-Qs noted above.

The amended Form 10-K and Form 10-Qs for the periods indicated above will be submitted to the SEC.

Sincerely,

/s/Nicholas K.  Fortson
-----------------------
Nicholas K. Fortson
Chief Financial Officer
University Bancorp, Inc.